Telephone and Data Systems, Inc.
30 N. LaSalle, Suite 4000
Chicago, IL 60602
312-630-1900
Fax: 312-630-9299

VIA EDGAR

June 23, 2009

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Telephone and Data Systems, Inc. Form 10-K for the Fiscal Year ended December 31, 2008 Filed February 26, 2009 File No. 001-14157

Dear Mr. Spirgel:

This letter responds to your letter dated May 27, 2009, to Kenneth R. Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filing. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter. References to page numbers below are those in the above-referenced document as filed.

Form 10-K for the Fiscal Year Ended December 31, 2008
Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 1:

Overview, page 1

1.

We note that, due to the reasons described in the overview section of the MD&A on page 1, US Cellular took a significant FCC licenses impairment charge in the fourth quarter of fiscal year 2008. You should expand your MD&A to discuss your expectations regarding its future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the FCC licenses impairment charge. For instance, why did you reduce projected future revenues or net cash flows and increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response 1:

We will expand our MD&A disclosure in future filings, including the Overview to the extent appropriate, regarding the licenses impairment charge recorded in the fourth quarter of 2008. Specifically, we will explain that the 2008 impairment charge is not expected to have an impact on future operating results and liquidity. In addition, we will indicate that historical operating results, including the 2008 impairment charge, are not necessarily indicative of future operating results.

Please note that on page 15 of Exhibit 13 to our December 31, 2008 Form 10-K, where we discuss the “Loss on impairment of intangible assets” in more detail, we make the following statement as to the primary drivers of changes in our assumptions: “The loss in 2008 is attributable to further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, which has led to the use of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry.” We will further expand on these primary drivers in our future filings. Specifically, we will disclose that the use of a higher discount rate was driven by the greater uncertainty caused by the deterioration in the credit and financial markets. This uncertainty caused us to add a risk premium of 100 basis points to the cost of equity component of the weighted average cost of capital, and also resulted in a significant increase to the after-tax cost of debt component of the weighted average cost of capital. Overall, these changes resulted in an increase of 100 basis points to the discount rate used for the December 2008 valuation when compared to the discount rate used for the April 2008 valuation. We also will disclose that our assumptions for projected earnings in the wireless industry were reduced based on current industry and company-specific projections which we believe decreased because of the economic environment in the fourth quarter of 2008 compared to the second quarter of 2008. Finally, we did not explicitly incorporate a recovery of the economy in our cash flow projections. However, a terminal value growth rate of 2.0% was used in both our April 2008 and December 2008 impairment assessments. Therefore, our projections contemplate a sustained level of growth on a long-term basis and, accordingly, such projections implicitly contemplate that the current economic downturn will not be permanent. We will so state in our future disclosures.

Comment 2:

Liquidity and Capital Resources, page 25

2.

Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. The requirements that the company complies with certain negative and affirmative covenants and maintains certain financial ratios appear to be in addition to other financial covenants. For any material debt covenants, please disclose the required financial ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D 9 and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response 2:

We understand the Staff’s concerns. However, we believe that, in our particular circumstances, our disclosures in the Liquidity and Capital Resources section of our December 31, 2008 Form 10-K were sufficient to satisfy the requirements of Regulation S-K Item 303, Sections I.D and IV.C of SEC Interpretive Release No. 33-8350 (“FR-72”) and Question 10 of the SEC FAQ Regarding the Use of Non-GAAP Financial Measures. We have included additional information below to support our position.

Debt covenants

TDS and U.S. Cellular are subject to debt covenants in the U.S. Cellular $700 million revolving credit facility, the TDS $600 million revolving credit facility and debt issued under TDS and U.S. Cellular long-term debt indentures. Each of the TDS and U.S. Cellular revolving credit facilities contain two financial covenants that require the maintenance of certain financial ratios; the long-term debt indentures do not contain any such financial covenants.

Both of these revolving credit facilities had $0 outstanding borrowings at December 31, 2008, excluding $3.4 million and $0.3 million of letters of credit outstanding on the TDS and U.S. Cellular revolving credit facilities, respectively, as disclosed in our December 31, 2008 Form 10-K. In addition, based on forecasted cash flows, TDS did not expect to draw on these facilities prior to their expiration in December 2009. The following are the measurements of the financial debt covenants contained in these revolving credit facilities at December 31, 2008:

Revolving credit facility	Debt to capitalization ratio (1)	Interest coverage ratio (2)
TDS	Must not exceed 65%	Must not be less than 3:1
	At December 31, 2008 = 25%	At December 31, 2008 = 11.8:1

U.S. Cellular	Must not exceed 65%	Must not be less than 3:1
	At December 31, 2008 = 21%	At December 31, 2008 = 15.9:1

(1)	Generally debt divided by capitalization (debt + other liabilities + equity + preferred shares + minority interest + deferred tax liability)
(2)	Generally adjusted EBITDA (income before interest, income taxes, depreciation, amortization and certain other adjustments) divided by interest expense, as defined

Evaluation of FR-72

FR-72 requires companies to consider whether the MD&A should include enhanced disclosures regarding debt instruments, guarantees and related covenants. FR-72 cites two scenarios that should be considered for disclosure:

•	Companies that are, or are reasonably likely to be, in breach of debt covenants
•	Debt covenants that impact companies’ ability to undertake additional debt or equity financing

With regard to the first scenario, TDS and U.S. Cellular were not in breach of debt covenants contained in their long-term debt indentures and revolving credit facilities at December 31, 2008, nor were TDS or U.S. Cellular reasonably likely to be in breach of such covenants in the foreseeable future. This conclusion is supported by the significant clearance between the required coverage ratios and the actual ratios, as shown in the table above, as well as by the fact that TDS’ and U.S. Cellular’s cash flow projections at December 31, 2008 indicated that no significant borrowings would be needed in the foreseeable future.

With regard to the second scenario, we do not believe that we have debt covenants that significantly restrict our ability to undertake additional debt or equity financing. TDS’ and U.S. Cellular’s revolving credit facilities and long-term debt indentures contain restrictions on the amount of liens that may be incurred and the amount of sale-leaseback transactions that may be executed. Further, TDS’ and U.S. Cellular’s revolving credit facilities contain provisions that restrict the amount of indebtedness TDS and U.S. Cellular may incur with an initial maturity of less than one year. TDS does not consider these restrictions to be material since historically its significant debt issuances have been long-term unsecured notes, and neither TDS nor U.S. Cellular plans to issue any secured debt, incur liens in excess of amounts permitted or enter into any sale-leaseback transactions in the foreseeable future. With respect to the potential issuance of additional unsecured long-term debt, as shown in the table above, there was significant clearance between the actual debt coverage and interest coverage ratios and the related required ratios at December 31, 2008.

Based on these various factors, we do not believe disclosure was required under FR-72 in our December 31, 2008 Form 10-K. We will continue to carefully consider the disclosure requirements of FR-72 related to material debt covenants in future periods, including consideration of any different covenants when the revolving credit facilities are replaced in 2009, and we will include such disclosures in our filings when appropriate.

Application of Critical Accounting Policies and Estimates Licenses and Goodwill, page 33

Comment 3:

3.

We note that FCC licenses accounted for 19% of total assets as of December 31, 2008. We note that you performed your annual impairment test in the second quarter of 2008 and concluded that FCC licenses were not impaired. We also note that you performed an interim impairment test during the fourth quarter ending December 31, 2008 resulting in a $414 million non-cash charge.

In light of the significance of your FCC licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of FCC licenses. Specifically, we believe you should provide the following information:

	•	Disclose the carrying value of the intangible asset for each unit of accounting.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests. As it appears you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset.

•

Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

Response 3:

We will include the additional information requested above in future filings. Exhibit A attached to this letter provides an example of the expanded disclosures using information as of December 31, 2008.

In addition, you requested that we tell you how the assumptions in our most recent test were impacted by the current economic environment. As we indicated in our response to Comment 1 above, further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008 led to the use of a higher discount rate when projecting future cash flows. The discount rate was increased by 100 basis points; absent this change to the discount rate, the impairment charge would have been $234.6 million less, as disclosed on page 35 in Exhibit 13 of our December 31, 2008 Form 10-K.

With respect to projected earnings in the wireless industry, we use published industry wide and company specific projections of future earnings to help develop our future cash flow assumptions. The projections used in the fourth quarter of 2008 had declined compared to those used in the second quarter of 2008. We believe that the decline in these forecasted future earnings that occurred in the fourth quarter of 2008 was impacted by the current economic conditions. However, it is difficult to distinguish how much of the overall decline was due to the economic conditions versus being related to other industry dynamics.

Comment 4:

4.

Refer to the methodologies and assumptions to estimate the fair value of the licenses that are not being utilized as disclosed on page 35. Tell us what you mean by “the fair value estimates of these licenses that were prepared in the second quarter of 2008 were assumed to have declined at the same rate as the fair value of the licenses operating markets.”

Response 4:

We perform separate valuations of unbuilt licenses. We follow this approach because these licenses are in market areas that are not currently developed and there are no current plans to develop any of these licenses or market areas. Historically, we prepared estimates of fair value for these unbuilt licenses by reference to fair market values indicated by recent auctions and market transactions for similar licenses. When we performed our impairment testing in the fourth quarter of 2008, we determined that there were minimal comparable market transactions occurring since the second quarter of 2008 from which to estimate the fair value of most of our unbuilt licenses; in addition, the market transaction data that we had used for our impairment testing in the second quarter of 2008 had aged further. Had we used this aged data for the impairment testing of unbuilt licenses in the fourth quarter of 2008, no impairment would have resulted. However, given the significant decline in the estimated fair value of the licenses in our operating markets that had occurred between the second and fourth quarters of 2008, we did not believe that this was a reasonable conclusion. Accordingly, we determined that a more reasonable method for estimating the fair value of the unbuilt licenses in the fourth quarter of 2008 was to assume that their fair values had declined since the second quarter of 2008 at the same proportional rate as our licenses in our operating markets. This was considered a reasonable assumption since the value inherent in an unbuilt license is the ability to deploy such license to operate a wireless business. As a result, the amount of the impairment charge related to unbuilt licenses was determined to be $57 million.

Comment 5:

5.

We note that for purposes of impairment testing of your licenses, you use the excess earnings methodology to estimate the fair value of the units of accounting that represent developed operating markets. Tell us why you believe the excess earnings methodology is an acceptable methodology to value the licenses under EITF D108. In your response please include details about the application of this methodology to the FCC licenses, an indefinite live intangible, including the assumptions used.

Response 5:

TDS uses the multiple period excess cash flow method (“MPECF”) to estimate the fair value of its licenses in operating markets. This is a standard valuation methodology that is employed to value intangible assets and is a specific application of the discounted cash flow (“DCF”) method under the income approach. The principle behind the MPECF method is that the value of the intangible asset is equal to the present value of incremental after-tax cash flows attributable to the subject intangible asset. The incremental after-tax cash flows are calculated by subtracting contributory asset charges (or economic rents) for assets that contribute to the cash flows such that the remaining cash flows are attributable to the subject intangible asset. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to the present to derive an indication of fair value.

We believe the MPECF method is an acceptable methodology to value licenses under EITF D108 as this methodology is a direct approach to valuing a subject intangible asset. Contributory asset charges are subtracted for assets that contribute to the generation of cash flows including: working capital, fixed assets, trademarks, subscriber relationships, assembled workforce, and going concern (a component of goodwill) to derive the cash flow stream attributable to the licenses. The cash flow stream attributed to the licenses is then discounted to the present to derive an indication of fair value.

To corroborate the fair values estimated using the MPECF, a weighted average return analysis (“WARA”) was performed. The premise of the WARA is that each asset (both tangible and intangible) of a reporting unit has its own individual value and required rate of return. The weighted average return on all of these assets represents the overall required rate of return for the reporting unit, with the corresponding fair values equaling the total fair value of the reporting unit. This analysis effectively calculates the return on the residual goodwill. Given all of these factors, the implied return on the residual goodwill must be reasonable and consistent with the qualitative and quantitative factors regarding the reporting unit. Based on the analysis, the WARA confirmed both the reasonableness of the fair values of the identifiable assets as well as the implied return on the residual goodwill.

Additionally, we note that this specific matter (i.e., the use of the excess earnings methodology) was the topic of previous SEC staff comment letters dated September 30, 2003 (comment #21), December 23, 2003 (comment #6), and March 3, 2004 (comment #2). Our responses to such comments were contained in our letters dated November 3, 2003, February 17, 2004, and March 10, 2004. A further response to fulfill an SEC staff information request was provided by our legal counsel, Sidley, Austin, Brown & Wood, in a letter to Ms. Stephanie Hunsaker dated March 16, 2004. In addition, TDS and certain TDS advisors participated in conference calls with the SEC staff on this topic and related matters in March 2004. As a result of the aforementioned correspondence and conference calls, the SEC staff did not object to TDS’ application of the excess earnings methodology to value its licenses. We note that this 2003-2004 comment letter process was prior to the effective date of EITF D108. However, the concepts and conclusions ultimately reached in EITF D108 were discussed as part of that comment letter process. Accordingly, we believe that TDS’ excess earnings method is a direct value method that is in accordance with the requirements of EITF D108, and is a method which the SEC staff previously considered and did not object to.

Comment 6:

6.

We note that goodwill accounted for 9% of total assets as of December 31, 2008. We note that revenues, operating income and segment income had declined in fourth quarter due to the negative impact of the current economic environment. As a result of your yearly and interim impairment tests of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

	•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

	•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

	•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

	•	Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

		o	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

		o	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

		o	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

	•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response 6:

We will include the additional information requested above in future filings. Exhibit A attached to this letter provides an example of the expanded disclosures using information as of December 31, 2008.

Additionally, we advise that:

•	There have been no changes to our methodology for calculating the fair value of goodwill since the adoption of FAS 142 on January 1, 2002.
•	There were no changes to our reporting units for goodwill testing performed in the second quarter of 2007, the second quarter of 2008 and the fourth quarter of 2008.
•	Consistent with the valuation of our licenses, in determining the fair value of goodwill in the fourth quarter of 2008, we added a risk premium of 100 basis points in determining the cost of equity used to calculate our weighted average cost of capital, which is used to determine the discount rate. No risk premium was included in the second quarter 2008 calculation.
•	We did not explicitly incorporate a recovery of the economy in our cash flow projections. However, a terminal value growth rate of 2.0% was used in both our April 2008 and December 2008 impairment assessments. Therefore, our projections contemplate a sustained level of growth on a long-term basis and, accordingly, such projections implicitly contemplate that the current economic downturn will not be permanent.

Comment 7:

7.	Tell us how you allocate the licenses that are not in use to your reporting units for purpose of your goodwill impairment test.

Response 7:

For purposes of goodwill impairment testing, licenses that are not in use are included in reporting units based on their geographical groupings (areas).

Comment 8:

8.	Tell us why the primary drivers in your assumptions that resulted in the FCC licenses impairment charge did not affect the recoverability of US Cellular goodwill.

Response 8:

For purposes of our impairment tests in the fourth quarter of 2008, we used the same key drivers and assumptions for evaluating both licenses and goodwill. In fact, the estimated fair value of the reporting units in December 2008 was lower than the estimated fair value in April 2008 for all of the reporting units. In aggregate, the estimated fair value of the reporting units declined by 31% during this period. However, the estimated fair values for each reporting unit exceeded the respective carrying values at both valuation dates since there has historically been a substantial excess of the estimated fair value of goodwill over its book value. Even after the 31% decline in the estimated fair value of the reporting units, such reporting units’ fair values exceeded their respective carrying values by amounts ranging from 66% to 136%. It is not unreasonable to expect an impairment of licenses, but not goodwill, given that many licenses were acquired in transactions that were not business combinations.

Comment 9:

Note 17 Employee Benefit Plans, page 89

9.

Tell us your consideration given to including a discussion of the current as well as expected ongoing impact of the recent market conditions on each of the significant estimates and assumptions used in your determination of the net benefit costs and plan assets for the pension plan. In addition, we note that the majority of the assets in the Company’s defined benefit plan (approximately 70%) are invested in equity-related investments and the remainder is in debt securities. Please explain further how you determined the expected long-term return on asset assumptions used in determining the net benefit cost for the plan and tell us what impact, if any, the current economic environment had on such determination.

Response 9:

The first part of your question relates to the Telephone and Data Systems, Inc. Pension Plan (“Plan”), which is a defined contribution plan whereby TDS contributes funds to participants’ accounts on an annual basis in accordance with formulae set forth in the Plan. The contribution formulae do not contain any variable elements related to the expected future return on plan assets, and therefore the recent market conditions did not have an impact on TDS’ calculation of the Plan contribution for the plan year 2008.

The second part of the question relates to our defined benefit post-retirement medical and life insurance plans (OPEBs). We ultimately determine the expected long-term rate of return on plan assets based on an expected return tool, which calculates an expected return based on our target asset allocation. We also compare this expected return to our actual historical experience for reasonableness.

The rate of return calculated using the expected return tool was 8.41%. As reference, the historical actual rates of return on plan assets have been:

Year	Actual annual rate of return on plan assets
2003	21.95%
2004	10.15%
2005	6.63%
2006	12.99%
2007	6.40%
2008	-26.60%
Average 2003-2007	11.48%
Average 2004-2008	0.72%

We did consider the economic and market conditions that existed during 2008 and in particular during the fourth quarter of 2008. However, given the long-term nature of this assumption, we believe the forward-looking results from the expected return tool, as supported by the historical annual returns cited above, are more appropriate indicators of the long-term expected return on plan assets than 2008 performance.

Additionally, we note that the OPEB plans cover only a portion of our employees, and as a result, the annual net periodic benefit cost is not a significant item on our statements of operations. As disclosed in Note 17, the total benefit cost for the OPEBs in 2008 was $2.0 million and we estimate that a change of 100 basis points to our expected annual rate of return on plan assets would have an impact of approximately $0.3 million on our annual net periodic benefit cost.

In connection with responding to the Staff’s comments, TDS acknowledges that

•	TDS is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	TDS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TDS’ management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent public accounting firm, PricewaterhouseCoopers, LLP. If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Corporate Controller, at (608) 664-6122 or me at (312) 592-5304.

Yours truly,

Telephone and Data Systems, Inc.

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers Executive Vice President and Chief Financial Officer

cc: Douglas D. Shuma

Exhibit A

Note: This is an excerpt from TDS’ December 31, 2008 Form 10-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Application of Critical Accounting Policies and Estimates – Licenses and Goodwill. Such excerpt has been revised to incorporate changes that would be made in future filings in response to comments #3 and #6 contained in the SEC comment letter dated May 27, 2009.

Licenses and Goodwill

As of December 31, 2008, TDS reported $1,441.4 million of licenses and $707.1 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses, the acquisition of operating telephone companies, and step acquisitions related to U.S. Cellular's repurchase of U.S. Cellular Common Shares. Licenses include those won or provisionally won by Carroll Wireless, Barat Wireless, King Street Wireless and Aquinas Wireless in various FCC auctions, as discussed in Note 5—Variable Interest Entities in the Notes to Consolidated Financial Statements.

See Note 8—Licenses and Goodwill in the Notes to Consolidated Financial Statements for a schedule of licenses and goodwill activity in 2008 and 2007.

Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that any of such assets might be impaired. TDS performs the required annual impairment review on licenses and goodwill during the second quarter of its fiscal year. Accordingly, TDS performed its annual impairment test for 2008 as of April 1, 2008. As a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, TDS performed another impairment assessment of licenses and goodwill as of December 31, 2008. There can be no assurance that upon review at a later date material impairment charges will not be required.

The impairment test for intangible assets other than goodwill consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit as identified in accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142") to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit represents the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

Quoted market prices in active markets are the best evidence of fair value of an asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs or different valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2008, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas. There were no changes to U.S. Cellular’s reporting units, the

Exhibit A

allocation of goodwill to U.S. Cellular’s reporting units, or to U.S. Cellular’s overall goodwill impairment testing methodology during 2008 or 2007.

U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its annual impairment testing of licenses in the second quarter of 2008, U.S. Cellular combined its FCC licenses into nineteen units of accounting pursuant to FASB Emerging Issues Task Force (“EITF”) Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets (“EITF 02-7”) and SFAS 142. Of these, fourteen of such nineteen units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. Subsequent to the second quarter 2008 licenses impairment testing, previously unutilized licenses in one unit of accounting were deployed in one of the five units of accounting that represent developed operating markets. As a result, U.S. Cellular's impairment testing of licenses conducted in the fourth quarter of 2008 was applied to eighteen units of accounting, thirteen of which represented licenses that were not being utilized.

For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the discount rate, estimated future cash flows, projected capital expenditures and terminal growth rate.

Impairment Assessment of U.S. Cellular Goodwill

Estimated future cash flows were reduced from our April 2008 valuation to our December 2008 valuation as the accelerated decline in the overall economy in the fourth quarter of 2008 led to near-term earnings forecasts for the wireless industry that were lower than previous forecasts. Such lower earnings forecasts caused us to reduce our estimated future cash flows and our estimated future capital expenditures. We did not specifically consider a potential economic recovery in the development of these projections in December 2008, but the projections consider the impact of the economy, historical growth rates and other industry dynamics in total.

The economy also impacted the consideration of the discount rate used in the discounted cash flow model. The discount rate is determined by computing a weighted average cost of capital at each valuation date. The use of a higher discount rate at December 31, 2008 compared to April 1, 2008 was driven by both the decline in the overall economic environment and the greater uncertainty caused by the deterioration in the credit and financial markets that occurred between these two dates. Given these changes, for purposes of the December 2008 valuation, TDS added a company specific risk premium of 100 basis points to the cost of equity component of the weighted average cost of capital, and also significantly increased the after-tax cost of the debt component of the weighted average cost of capital. Overall, these changes resulted in a discount rate in December 2008 that was 100 basis points higher than the discount rate used in April 2008.

We applied the following assumptions in our discounted cash flow analyses for each reporting unit:

Key assumptions	December 31, 2008	April 1, 2008
Weighted average expected growth rate (2010 - 2013)	2.7%	4.6%
Weighted average long-term and terminal growth rate	2.0%	2.0%
Discount rate	10.5%	9.5%
Average annual capital expenditures (2009 - 2020) (millions)	$556	$688

Exhibit A

As of December 31, 2008, the fair values of the reporting units exceeded their respective carrying values by amounts ranging from 66% to 136%. As such, no impairment of goodwill existed.

The carrying values of each reporting unit at December 31, 2008 were as follows (dollars in millions):

Reporting unit	Carrying value
Central Region	$1,330
Mid-Atlantic Region	674
New England Region	211
New York Region	100
Northwest Region	299
Total	$2,614

As noted above, a terminal growth rate of 2.0% was applied in the valuation of the U.S. Cellular reporting units at December 31, 2008. The fair values of the reporting units would not be less than their respective carrying values unless the terminal growth rate was between negative 5% and negative 100%.

Impairment Assessment of U.S. Cellular Licenses

For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting that represent developed operating markets using an excess earnings methodology. This excess earnings methodology estimates the fair value of the units of accounting by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and going concern. Specifically, this involved performing the following steps for each developed operating market:

•	Calculation of the discounted cash flows for each developed operating market. TDS’ assumptions for projected earnings in the wireless industry were the same as used for the valuation of goodwill and thus were reduced because of the decline in the overall economic environment in the fourth quarter of 2008 compared to the second quarter of 2008. As previously noted, these projections did not specifically anticipate and/or incorporate a recovery of the economy.

•	Deducting the following contributory asset charges from such discounted cash flows:
	o	Working capital – this requires estimates of working capital charges as a percentage of U.S. Cellular revenues and an after-tax required rate of return on such working capital
	o	U.S. Cellular trade name – this requires an estimate of an after-tax royalty rate as a percent of revenues billed to subscribers
	o	Existing subscribers – this requires an estimate of the fair value per subscriber, the required rate of return associated with subscribers, and the projected number of subscribers over the forecast period for each developed operating market
	o	Fixed assets – this requires estimates of the projected levels of fixed assets, the expected lives of fixed assets and after-tax required rate of return associated with fixed assets
	o	Assembled workforce – this requires estimates of the after-tax required rate of return of the assembled workforce over the forecast period
	o	Going concern – this requires an estimate of the economic margin attributable to going concern (a component of goodwill)

Exhibit A

The changes in key assumptions applied in the impairment testing of licenses between our April 1, 2008 and December 31, 2008 testing dates were as follows:

Key assumptions	December 31, 2008	April 1, 2008
One-year LIBOR rate	2.0%	2.5%
Contributory asset charge
Working capital premium over LIBOR	3.0%	2.5%
Fixed assets
Fixed asset premium over LIBOR	6.0%	5.5%
Discount rate	9.5%	8.5%

A higher premium over LIBOR (50 basis points) was applied in deriving the working capital and fixed asset returns in the December 2008 valuation given widening spreads between short-term and long-term yields and tightening in the credit markets. The use of a higher discount rate at December 31, 2008 compared to April 1, 2008 was driven by both the decline in the overall economic environment and greater uncertainty caused by the deterioration in the credit and financial markets, between these two dates. Given these changes, TDS added a company specific risk premium of 100 basis points to the cost of equity component of the weighted average cost of capital, and also significantly increased the after-tax cost of debt component of the weighted average cost of capital. Overall, these changes resulted in a discount rate in December 2008 that was 100 basis points higher than the discount rate used in April 2008. Note that if the discount rate assumption increased by 1% to 10.5%, the total impairment would increase by $181.4 million and if the discount rate assumption decreased by 1% to 8.5%, the total impairment would decrease by $234.6 million.

Exhibit A

The carrying value of licenses by unit of accounting (after recognition of the impairment loss) at December 31, 2008 was as follows (dollars in millions):

Unit of accounting	Carrying value
Operating markets (five units of accounting):
Central Region	$621
Mid-Atlantic Region	197
New England Region	78
New York Region	0
Northwest Region	71

Non-operating markets (thirteen units of accounting):
Central (3 states)	99
South Central (3 states)	5
North Central (3 states)	28
Southwest Central I (3 states)	8
Southwest Central II (4 states)	16
Northwest Central I (5 states)	14
Northwest Central II (3 states)	148
Central Mid-Atlantic (7 states)	36
Southeast Mid-Atlantic (3 states)	35
Mississippi Valley (14 states)	44
Northeast (4 states)	24
North Northwest (2 states)	3
South Northwest (2 states)	6
Total	$1,433

For units of accounting which consist of licenses that are not being utilized, U.S. Cellular prepares estimates of fair value by reference to fair values indicated by recent auctions and market transactions where available. In the fourth quarter of 2008, there were minimal recent market transactions to provide a reasonable fair value estimate of most of the unbuilt licenses. In light of the decline in the economic environment, U.S. Cellular estimated their fair values declined at the same rate as the fair value of the licenses in developed operating markets between April and December of 2008.

As of December 31, 2008 (after recognition of the impairment loss), the fair values of the licenses in each unit of accounting exceeded their respective carrying values by amounts ranging from 0% to 64%.

TDS has recorded amounts as licenses and goodwill as a result of accounting for U.S. Cellular’s purchases of U.S. Cellular common shares as step acquisitions using purchase accounting. TDS’ ownership percentage of U.S. Cellular increases upon such U.S. Cellular share repurchases. The purchase price in excess of the fair value of the net assets acquired is allocated principally to licenses and goodwill. For impairment testing purposes, the additional TDS licenses and goodwill amounts are allocated to the same reporting units and units of accounting used by U.S. Cellular. Consequently, U.S. Cellular’s license and goodwill balances reported on a stand-alone basis do not match the TDS consolidated license and goodwill balances for U.S. Cellular, and impairment losses recognized by TDS related to U.S. Cellular licenses and goodwill may exceed those recognized by U.S. Cellular.

Impairment Assessment of TDS Telecom Goodwill

TDS Telecom has three reporting units: ILEC and CLEC (Metrocom and Metrocom Minnesota). The CLEC reporting units do not have any goodwill allocated to them due to a write-off of all remaining goodwill in 2004. TDS Telecom’s ILEC reporting unit has recorded goodwill primarily as a result of the acquisition of operating telephone companies. There were no changes to TDS Telecom’s reporting units, the allocation of goodwill to TDS Telecom’s ILEC reporting unit, or to TDS Telecom’s overall goodwill

Exhibit A

impairment testing assumptions or methodology during 2008 or 2007. For the purposes of impairment testing, the publicly-traded guideline company method and the recent transaction method were utilized. The publicly-traded guideline company method develops an indication of value by calculating average market pricing multiples for selected publicly-traded companies using multiples of revenue, EBITDA (earnings before interest, taxes, depreciation and amortization), EBITDA less capital expenditures and access lines. The recent transaction method calculates market pricing multiples based upon recent acquisitions of similar businesses. In both methods, the developed multiples are applied to the appropriate financial measure of TDS Telecom’s ILEC reporting unit to determine the reporting unit's fair value. Given the nature of this methodology, no specific consideration of the economic environment was considered since those factors would be implicit in the multiples used. At December 31, 2008, the fair value of TDS Telecom’s ILEC reporting unit exceeded its carrying value by 25%.